UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MICREL, INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

California	94-2526744
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2180 Fortune Drive San Jose, California (Address of Principal Executive Offices)	95131 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:                                             N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Preferred Stock Purchase Rights	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On March 24, 2008, the Board of Directors of Micrel, Incorporated (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, no par value, of the Company (the “Common Shares”) outstanding at the close of business on April 15, 2008 (the “Record Date”). The description and terms of the Rights are set forth in a Rights Agreement dated as of March 24, 2008 (the “Rights Agreement”), with Mellon Investor Services LLC, as Rights Agent. A copy of the Rights Agreement (which includes the form of Certificate of Designation of the Series A Participating Preferred Stock of Micrel, Incorporated as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred shares as Exhibit C) specifying the terms of the Rights has been filed on a Current Report on Form 8-K with the Securities and Exchange Commission on March 28, 2008 and is hereby incorporated herein by reference.

Each Right will entitle the registered holder thereof, after the Rights become exercisable and until the first anniversary of their issuance (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth (1/1000th) of a share of Series A Participating Preferred Stock, no par value (the “Preferred Shares”), at a price of $36.00 per one one-thousandth (1/1000th) of a Preferred Share, subject to certain anti-dilution adjustments (the “Purchase Price”).

Until the close of business on the Distribution Date, the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The “Distribution Date” will be the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (with certain limited exceptions) has acquired, or obtained the right to acquire, beneficial ownership of 15% of the Common Shares (which includes for this purpose stock referenced in derivative transactions and securities) at any time after the date of adoption of the Rights Agreement, or any such person or group that owned 15% or more of such securities as of the date of adoption of the Rights Agreement acquires any additional securities (an “Acquiring Person”) or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% of such securities, or any additional such securities in the case or a person or group that owned 15% or more of such securities as of the date of adoption of the Rights Agreement.

The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.

The Rights Agreement provides that the following shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement: (i) the Company and any Subsidiary of the Company, in each case including, without limitation, the officers and board of directors thereof acting in their fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company, (ii) Raymond D. Zinn and his Affiliates and Associates, (iii) Warren S. Muller and his Affiliates and Associates, (iv) any partnership, limited partnership, syndicate or other group for the purposes of acquiring, owning, voting or disposing of any securities of the Company of which Mr. Zinn, Mr. Muller of any of their respective Affiliates or Associates may be deemed to be a member, or any person with whom Mr. Zinn or Mr. Muller, or any of their respective Affiliates or Associates, has any agreement, arrangement or understanding, whether or not in writing, for the purposes of acquiring, holding, voting or disposing of such securities and (v) any director, officer or employee of the Company or any of its Subsidiaries who may be deemed a member of any such partnership, limited partnership, syndicate or other group.

Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1000 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1000 times the payment made per Common Share. Each Preferred Share will have 1000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. Preferred Shares will not be redeemable. These Rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share’s dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate per Right of the number of Common Shares having an aggregate value equal to the difference between the value of the Common Shares issuable upon the exercise of a Right and the Purchase Price of a Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will receive the Redemption Price.

The Rights will expire at 5:00 p.m. California time on March 24, 2009 (unless the expiration date is extended or unless earlier redeemed, exchanged or terminated).

The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on April 15, 2008. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, the Company will reserve 100,000 Preferred Shares initially for issuance upon exercise of the Rights.

The Rights Agreement is not intended to prevent a takeover, but rather to encourage anyone seeking to acquire the Company to negotiate with the Company’s Board of Directors prior to attempting a takeover. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the Company’s stock on terms not approved by the Company’s Board of Directors (with certain limited exceptions). The Rights should not interfere with any merger or other business combination approved by the Board of Directors at any time prior to the first date that a Person or group has become an Acquiring Person.

Item 2.	Exhibits.

The document listed below is filed as an exhibit to this Registration Statement:

Exhibit Number	Exhibit Title

4.1	Rights Agreement, dated as of March 24, 2008, between Micrel, Incorporated and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation of the Series A Participating Preferred Stock of Micrel, Incorporated as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 4, 2008	MICREL, INCORPORATED

	By:	/s/ Raymond D. Zinn
	Name:	Raymond D. Zinn
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title

4.1	Rights Agreement, dated as of March 24, 2008, between Micrel, Incorporated and Mellon Investor Services LLC, as Rights Agent, including the form of Certificate of Designation of the Series A Participating Preferred Stock of Micrel, Incorporated as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2008).